Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad



Fundrise's venture capital fund just committed $5 million to Theory Ventures, enabling our investors to gain exposure to Theory's portfolio of early-stage AI and data infrastructure startups.

Tomasz Tunguz, founder and general partner of **Theory Ventures**, is—in our estimation—in the top .01% of venture capital investors, with a world-class track record and a unique point of view.

Tomasz Tunguz
Theory Ventures CEO

We were lucky enough to have Tomasz on our podcast recently to discuss all things AI. During the interview, Tomasz explained why private market investors have had an advantage over public market investors when it comes to tech investing:

> *"The cost to go public for a startup has increased meaningfully. Amazon went public after three years. Microsoft went public very, very early on—I think four years after its founding. Today, the average startup goes public after 12 years.*
>
> *And when it goes public, it spends about 10% of its revenue on the costs to go public. So it typically goes public at about $150 million [in revenue] for a software company. And it will spend something like $10 or $15 million on lawyer fees, audit fees, and accounting fees. So, what's happened is, instead of going public at year four, we're now going public at year 12.*
>
> *Well, the money to finance that business to help it grow for those eight years has to come from someplace. It comes from the private markets now, where it didn't 20 years ago."*

Why it matters: The longer startups wait to go public, the longer you have to wait to invest in them. So while you may have only had to wait three to four years to begin buying shares of Amazon and Microsoft, now you're potentially missing out on 12+ years of compounding growth for the next crop of tech titans.

That's why we created the Fundrise Innovation Fund. Now you can invest early in extraordinary tech startups *while they're still private*. In true Fundrise fashion, you can invest with the lowest venture minimum ever ($10), no accreditation requirement, and no membership or carried interest fees.

We've already raised more than $100 million and are actively investing in some of the best private tech companies in the world, including Canva, ServiceTitan, Immuta, Vanta, and more.

GET STARTED NOW

Disclaimer: An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.



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The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. All securities involve risk; please consider the risks and objectives before investing in the Fund. For more information, including the Prospectus, please visit https://fundrise.com/offerings/26/view.

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